SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

THE SANDS REGENT

(Name of issuer)

COMMON STOCK, $.10 PAR VALUE PER SHARE

(Title of class of securities)

800091100

(CUSIP number)

Lance Jon Kimmel, Esq.

11693 San Vicente Boulevard

Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

December 22, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 122,282 shares 8 SHARED VOTING POWER 0 shares 9 SOLE DISPOSITIVE POWER 122,282 shares 10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,282 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000 shares 8 SHARED VOTING POWER 122,282 shares 9 SOLE DISPOSITIVE POWER 1,000 shares 10 SHARED DISPOSITIVE POWER 122,282 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,282 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 800091100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 122,282 shares 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 122,282 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,282 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IN

The following constitutes amendment No. 3 (“Amendment No. 3”) to the initial Schedule 13D filed by the undersigned (the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D, as amended through Amendment No.2, remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Commission, as of the date of this Amendment No. 3, each of the Reporting Persons may be deemed to beneficially own 123,282 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH, Mr. Stortini or SSI Fund, LLC (“SSI Fund”). SSI Fund was merged into RSH effective July 1, 2004, and the shares of the Company’s Common Stock previously held by SSI Fund became assets of RSH. Messrs. Stortini and Robino are the managers of RSH. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

The funds used by RSH and SSI Fund to purchase such shares of the Company’s Common Stock came from working capital, cash on hand and brokerage account margin loans. The funds used by Mr. Stortini to purchase such shares of the Company’s Common Stock in his name came from Mr. Stortini’s personal funds. Such shares of the Company’s Common Stock were accumulated through purchases made on the open market between October 1, 2003 and September 15, 2004 and disposed of through sales made on the open market commencing September 28, 2004. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH, no part of the funds or other consideration used to purchase any shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 5 is amended in its entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Commission, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 123,282 shares of the Company’s Common Stock, constituting 1.8% of the 6,827,904 shares of the Company’s Common Stock outstanding as of November 10, 2004 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), and after giving effect to the issuance and registration of 1,120,000 shares of the Company’s Common Stock pursuant to the Company’s prospectus filed with the Commission on December 22, 2004. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Commission, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 123,282 shares of the Company’s Common Stock, constituting 1.8% of the Company’s Common Stock, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 123,282 shares of the Company’s Common Stock, constituting 1.8% of the Company’s Common Stock, as calculated above. Of this amount, Mr. Stortini possesses the sole power to vote or to direct the vote of 1,000 shares of the Company’s Common stock, constituting less than 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. Mr. Stortini also possesses the sole power to dispose of or to direct the disposition of 1,000 shares of the Company’s Common Stock, constituting less than 0.1% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of RSH and Mr. Robino disclaims beneficial ownership of all shares of the Company’s Common Stock held in the name of Mr. Stortini.

Under applicable rules of the Commission, the Reporting Persons are no longer obligated to make filings on Schedule 13D/A with respect to their ownership of the Company’s Common Stock.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A. Transactions by RSH

Number of Shares Purchased and (Sold)	Price Per Share ($)	Transaction Date
(1,500)	9.80	11/15/2004
(2,100)	9.90	11/15/2004
(2,100)	10.10	11/15/2004
(2,700)	10.16	11/15/2004
(2,400)	10.25	11/15/2004
(6,000)	10.35	11/15/2004
(1,672)	10.40	11/15/2004
(4,500)	10.46	11/16/2004
(2,900)	10.80	11/16/2004
(2,100)	10.90	11/16/2004
(4,600)	11.10	11/16/2004
(2,800)	11.20	11/16/2004
(17,000)	11.30	11/16/2004
(7,500)	11.35	11/16/2004
(5,400)	11.54	11/17/2004
(5,300)	11.75	11/17/2004
(12,100)	12.00	11/17/2004
(2,000)	12.04	11/17/2004
(15,000)	12.25	11/17/2004
(5,000)	11.50	11/18/2004
(2,700)	11.75	11/18/2004
(5,434)	12.50	11/18/2004
(700)	12.75	11/18/2004
2,000	12.95	11/18/2004
(7,000)	12.95	11/18/2004
(3,000)	13.00	11/18/2004
(2,675)	13.10	11/18/2004
(2,500)	11.20	11/19/2004
(800)	11.57	11/19/2004
(300)	11.58	11/19/2004
1,100	11.95	11/19/2004
(2,500)	11.95	11/19/2004
(200)	11.89	11/22/2004
(800)	12.08	11/22/2004
(1,191)	12.25	11/22/2004
(3,500)	11.42	11/23/2004
(738)	11.85	11/23/2004
(100)	11.95	11/24/2004
(400)	11.85	11/26/2004
(400)	11.95	11/29/2004
(500)	11.80	11/30/2004
(200)	11.90	11/30/2004
(200)	11.51	12/01/2004
(100)	11.21	12/02/2004

(300)	11.52	12/07/2004
(900)	11.70	12/08/2004
(800)	11.85	12/08/2004
(300)	11.92	12/08/2004
(1,100)	12.10	12/08/2004
(7,000)	12.25	12/08/2004
(585)	12.40	12/08/2004
(3,000)	14.00	12/13/2004
(800)	14.25	12/13/2004
(8,000)	14.30	12/13/2004
(9,900)	14.55	12/13/2004
(100)	14.59	12/13/2004
(2,200)	14.68	12/13/2004
(6,000)	15.00	12/13/2004
(1,800)	14.30	12/15/2004
(200)	14.31	12/15/2004
(600)	14.45	12/17/2004
(4,000)	14.75	12/20/2004
(1,000)	15.33	12/20/2004
(793)	15.36	12/20/2004
(98)	15.37	12/20/2004
(99)	15.40	12/20/2004
(10)	15.46	12/20/2004
(1,600)	15.50	12/20/2004
(200)	15.63	12/20/2004
(300)	15.65	12/20/2004
(3,000)	15.74	12/20/2004
(2,100)	15.90	12/21/2004
(3,200)	16.10	12/21/2004
(4,000)	16.35	12/21/2004
(5,000)	16.75	12/21/2004
(2,000)	17.25	12/21/2004
(4,000)	17.35	12/21/2004
(4,200)	17.50	12/21/2004
(1,000)	17.65	12/21/2004
(1,350)	17.85	12/21/2004
(4,000)	18.13	12/22/2004
(5,000)	18.15	12/22/2004
(6,000)	18.25	12/22/2004
(4,500)	18.35	12/22/2004
(10,500)	18.65	12/22/2004
(11,080)	19.00	12/22/2004
(5,000)	12.85	12/27/2004
(8,100)	12.77	12/27/2004
(1,900)	12.78	12/27/2004
(3,000)	12.80	12/27/2004
(3,000)	12.85	12/27/2004
(1,800)	12.82	12/27/2004
(1,200)	12.83	12/27/2004
(3,000)	14.20	12/28/2004
(1,000)	13.75	12/28/2004
(5,000)	13.45	12/28/2004
(3,000)	13.20	12/28/2004
(2,000)	13.00	12/28/2004
(100)	13.37	12/29/2004
(1,000)	13.38	12/29/2004

(100)	13.39	12/29/2004
(3,800)	13.35	12/29/2004
(1,900)	13.34	12/30/2004
(100)	13.35	12/30/2004
(5,000)	13.50	12/31/2004
(898)	12.37	01/03/2005
(2,100)	12.36	01/03/2005
(200)	12.11	01/03/2005
(7,800)	12.10	01/03/2005
(750)	12.01	01/03/2005
(9,750)	12.00	01/03/2005
(1,200)	11.83	01/03/2005
(170)	12.20	01/04/2005
(3,000)	12.00	01/04/2005
(3,000)	11.45	01/06/2005

B. Transactions by Michael Stortini

Number of Shares Purchased and (Sold)	Price Per Share ($)	Transaction Date
(600)	10.00	11/15/2004
(100)	11.22	11/18/2004
(100)	11.25	11/18/2004
(1,200)	11.36	11/18/2004
(100)	11.38	11/18/2004
(500)	12.48	12/09/2004
(300)	14.00	12/13/2004
(1,000)	15.00	12/20/2004
(300)	16.65	12/21/2004
(550)	18.14	12/22/2004

C. Transactions by Charles J. Robino

None